Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Penn West Energy Trust and Canetic Resources Trust announce Canetic
     Unitholder and Court approval of combination

     CALGARY, Jan. 9 /CNW/ - (TSX - PWT.UN; NYSE - PWE) Penn West Energy Trust
("Penn West") and (CNE.UN - TSX; CNE - NYSE) Canetic Resources Trust
("Canetic") are pleased to announce that the Plan of Arrangement (the
"Arrangement") related to the acquisition of Canetic by Penn West was approved today at the Special Meeting of Canetic Unitholders with 92.1 percent of the votes cast by Canetic Unitholders at the Special Meeting cast in favour of the combination. The Alberta Court of Queen's Bench also granted the Final Order required in connection with the Arrangement. Subject to satisfaction of standard closing conditions, the combination of Penn West and Canetic is expected to become effective on or about January 11, 2008, pursuant to which
Canetic Unitholders will receive 0.515 of a Penn West trust unit for each
Canetic trust unit exchanged. The exchange is intended to be completed on a tax-deferred basis for Canadian and U.S. federal income tax purposes except for those Canetic Unitholders who are subject to Canadian federal income tax and who have validly elected to have the exchange completed on a taxable basis. Canetic Unitholders of record at the close of business on January 10,
2008 will also receive a special one-time distribution of CDN $0.09 per
Canetic trust unit, as announced on January 7, 2008. The special distribution, together with the distributions payable on the Penn West trust units following completion of the Arrangement (assuming no changes to the current distribution policies of Penn West), will effectively maintain the equivalent of Canetic's pre-Arrangement monthly cash distributions to Canetic Unitholders for six months following completion of the Arrangement, taking into account the trust unit exchange ratio and the pre-Arrangement monthly distribution levels of
Penn West and Canetic.
     The combination of Penn West and Canetic will create the largest oil and gas energy trust in North America with an enterprise value of approximately
$14 billion, a significant portfolio of unconventional opportunities and a dominant position in light oil in Canada. In addition, the new Penn West will have a diversified portfolio of conventional oil and natural gas assets plus significant resource-play potential in the Peace River oil sands of Northern
Alberta, CO2 enhanced oil recovery in the Pembina, Swan Hills, Midale and
Weyburn light oil pools and coalbed methane producing assets. Penn West will be well positioned to create long-term value for its Unitholders (including former Canetic Unitholders) through its high-quality, long-life asset base, a strong balance sheet, and an extensive drilling inventory, together with improved access to equity and debt markets resulting from Penn West's increased size and strength. Penn West trust units trade on the Toronto Stock
Exchange under the symbol PWT.UN and on the New York Stock Exchange under the symbol PWE. Canetic trust units and debentures are listed on the Toronto Stock
Exchange under the symbols CNE.UN, CNE.DB.A, CNE.DB.B, CNE.DB.C and CNE.DB.E and Canetic trust units are listed on the New York Stock Exchange under the symbol CNE.

     Forward-looking Statements

     Certain information regarding Penn West Energy Trust and Canetic
Resources Trust including the completion, and timing of completion, of the combination of such trusts, the attributes of Penn West following the closing of the Canetic combination, the nature of the combined trust's assets and management's assessment of available development opportunities and its ability to create long-term value for unitholders therefrom may constitute forward-looking statements under applicable securities law and necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, failure to realize the anticipated benefits of the combination, ability to access sufficient capital from internal and external sources;
failure to obtain required regulatory approvals, changes in legislation, including but not limited to tax laws and environmental regulations. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Penn West's and Canetic's operations or financial results are included in reports on file with applicable securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the
SEC's website (www.sec.gov) or, in the case of Penn West, at Penn West's website (www.pennwest.com) and, in the case of Canetic, at Canetic's website at (www.canetictrust.com).
     The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, neither Penn West nor Canetic undertakes any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

     %SEDAR: 00023165E          %CIK: 0001349237

     /For further information: PENN WEST ENERGY TRUST, Suite 2200, 425 - First
Street S.W., Calgary, Alberta, T2P 3L8, Phone: (403) 777-2500, Toll-free:
1-866-693-2707, Fax: (403) 777-2699, Website: www.pennwest.com; Investor
Relations: Phone: 1-888-770-2633, E-mail: investor_relations(at)pennwest.com;
CANETIC RESOURCES TRUST, Suite 1900, 255 - 5th Avenue S.W., Calgary, Alberta,
T2P 3G6, Phone: (403) 539-6300, Toll-free: 1-877-539-6300, Fax: (403)
539-6499, Website: www.canetictrust.com; Investor Relations: Phone:
1-877-539-6300, E-mail: info(at)canetictrust.com/
     (CNE.UN. CNE PWT.UN. PWE)

CO:  Canetic Resources Trust; Penn West Energy Trust

CNW 23:04e 09-JAN-08